Room 4561
							July 19, 2005

C. Wayne Cape
President and Chief Executive Officer
Optio Software, Inc.
3015 Windward Plaza
Windward Fairways II
Atlanta, GA  30005

Re:	Optio Software, Inc.
Form 10-K for Fiscal Year Ended January 31, 2005
Form 8-K filed on April 14, 2005
File No. 1-15529

Dear Mr. Cape:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 14, 2005

1. We note your reference to "free cash flow from operations and other activities" and remind you that use of non-GAAP measures must comply with the provisions of Regulation G and Item 10(e) of Regulation S-K.
Form 10-K for Fiscal Year Ended January 31, 2005

Controls and Procedures - Evaluation and Disclosure Controls and
Procedures, page 32

2. Your disclosure in the first paragraph appears to be substantially similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please revise future filings to state, if true, whether for the periods covered by the reports referenced above, your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

3. We note your reference in the first paragraph to "reasonable assurance" and your disclosure in the second paragraph which includes the statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives that the controls system are met." Revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, all references to the level of assurance of your disclosure controls and procedures may be removed from your disclosures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

4. We note your statement that there were no "significant" changes in your internal controls over financial reporting during the quarter ended January 31, 2005 that have materially affected, or were reasonably likely to materially affect your internal control over financial reporting. In future filings, revise your disclosure to state clearly, if correct, that you did not experience any change during the quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.

Note 4 - Notes Receivable, page F-12

5. Please tell us how your accounting and valuation of the M2 note receivable complies with SFAS No. 114 and demonstrate how your disclosures comply with the requirements of paragraph 20 of SFAS
No.
114.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen at (202) 551-3443 at or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related
matters.  If you need further assistance, you may contact me at
(202)
551-3488.


Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting
Mr. C. Wayne Cape
Optio Software, Inc.
July 19, 2005
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